TAHOE RESOURCES DECLARES FIRST MONTHLY DIVIDEND FOR 2015

VANCOUVER, British Columbia – January 8, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to declare its first monthly dividend payment for 2015 of USD$0.02 per common share. Shareholders of record at the close of business on Thursday, January 22, 2015 will be entitled to receive payment of this dividend on Thursday, January 29, 2015.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" will be entitled to an enhanced gross-up and dividend tax credit on such dividends.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to a dividend payment.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties if the Guatemalan mining law is amended as proposed, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807